United States
                   Securities and Exchange Commission
                     Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                       ANTENNA PRODUCTS INC.
                         (Name of Issuer)


                            COMMON STOCK
                  (Title of Class of Securities)

                          127107 20 9
                         (CUSIP Number)


Gary W. Havener, 101 S.E. 25th Ave., Mineral Wells, Texas 76067
(940) 325-3301
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              June 5, 2000
        (Date of Event which Requires Filing of this Statement)

Item 1.  Security and Issuer

Antenna Products, Inc., a Delaware corporation is located at 1209 Orange Street, Wilmington, Delaware 19801. As of June 5, 2000 there were 2,135,728 outstanding shares of Antenna Product Inc. common stock, par value $0.01, which is the only class of common stock of Antenna Products, Inc.

Item 2.  Identify and Background

Gary W. Havener is one (1) of five Directors, President, and Chief Executive Officer of Antenna Products, Inc.; Sole Director of Antenna Products Corporation, Thirco, Inc., API Acquisition Corp.and President of
Sinan Corp.  Mr. Havener's business address is 405 W. Loop 820 South,
Ft. Worth, Texas 76108.  During the last five years, Mr.
Havener has not been convicted of any criminal proceedings nor has he been party to any civil proceedings of a judicial or administrative body of competent jurisdiction. Mr. Havener has not been subjected to any judgments, decrees or final orders prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Havener is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On June 5, 2000, Gary W. Havener, jointly with his spouse, Judelle W. Havener purchased 100,000 shares of Antenna Products, Inc. common stock for the purchase price of $179,000. These shares were purchased with their joint personal funds.

Item 4.  Purpose of Transaction

The purchase of stock by Gary and Judelle Havener was for personal investment purposes only.

Item 5.  Interest in Securities of the Issuer

Security Ownership

     									                                     Sole		  Sole
			               Shares Owned Dir. Percent of    	Voting		Dispositive
Name of Owner		   or Indirectly     Ownership	     Power	  	Power
Gary W. Havener		       275,426			  12.9  	      275,426	  275,426
Gary & Judelle Havener		259,320			  12.1%
Sinan Corp.			          397,390			  18.6%        397,390   397,390
				                    932,136			  43.6% 	      672,816   672,816

Item 6.  Contracts, Arrangements, Understanding, or Relationships with
Respect to
               Securities of the Issuer

None.



Item 7.  Material to Be Filed as Exhibits

None.



Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





          Date							Gary W. Havener
								President, Antenna Products, Inc..